

May 15, 2015

Integrated Silicon Solution, Inc.
1623 Buckeye Drive
Milpitas, CA 95035
Attn: Scott D. Howarth, President and Chief Executive Officer

cc: Board of Directors

Dear Scott,

Starboard Value LP, together with its affiliates ("Starboard"), and Oliver Press Partners, LLC ("OPP"), currently own approximately 11.5% of the outstanding common stock of Integrated Silicon Solution, Inc. ("ISSI" or the "Company"), collectively making us the Company's largest shareholder. As you know, Starboard and OPP have been large and active shareholders of ISSI since July 2014. It should be no surprise that we have followed recent events, including the offer by Cypress Semiconductor Corporation ("Cypress") to acquire ISSI for $19.75 per share in cash ("Cypress' Offer"), with great interest. We are writing today to express serious concerns regarding the events and circumstances leading up to the Cypress Offer.

Concerns Regarding the Sale Process

As the largest shareholder of ISSI, we are extremely disconcerted that Cypress was not contacted as part of the sale process that ISSI conducted between December 2014 and March 2015. ISSI's Merger Proxy Statement filed on April 27, 2015 (the "Merger Proxy") indicated that the Company had conducted a full and fair sale process, stating that over a three-month period your financial advisor, Oppenheimer & Co. Inc. ("Oppenheimer"), contacted 22 potential acquirors of ISSI. However, Cypress stated in its letter that "we would have preferred to participate in your sale process, ***but were not contacted***." How could Oppenheimer run a full and fair process while failing to contact Cypress, whom any investor, advisor, or other participant in the semiconductor space would easily identify as one of the most likely strategic acquirors of ISSI in light of an obvious strategic fit and a history of significant and successful M&A? It raises serious concerns as to whether other logical potential strategic acquirors were also left off the list of parties for Oppenheimer to contact. Your Merger Proxy fails to specify how many of the 22 parties contacted were strategic versus financial buyers, but the fact that Cypress was specifically excluded raises serious concerns about whether the potential buyers were chosen with the objective of maximizing value for ISSI shareholders or with some other purpose in mind. This concern is further exacerbated by the fact that as part of the current merger agreement with the consortium of buyers (the "Consortium"), members of the existing management team are receiving severance and change-of-control compensation agreements that extend for four years following a transaction, far beyond what is considered best practice.

Next Steps to Ensure that Shareholder Value Is Maximized in a Sale

In light of the Cypress Offer, it appears that the Company should have been well positioned to facilitate a competitive bidding process between at least two well-motivated potential acquirors. Unfortunately, the Board of Directors (the "Board") failed to capitalize on this opportunity as part of the original sale process. This type of behavior is unacceptable and will not be tolerated. It is now incumbent upon the Board to do everything within its power to seek to maximize value for shareholders under the covenants and other practical limitations of the Merger Agreement. In order to do that, we expect you to take all necessary steps to ensure that Cypress has a completely even playing field in its effort to acquire the Company and is provided with appropriate access to information and cooperation from management, as reasonably required.

Cypress appears to be a highly motivated, well capitalized strategic acquiror. Our research also indicates that a deal between Cypress and ISSI will not require the same kind of restructuring or divestiture of ISSI's Taiwan operations that the current deal with the Consortium contemplates. We view this as the largest risk to the completion of the current deal, as well as the reason for the extended timeline between signing and closing. Furthermore, in contrast to a sale to the Consortium, we believe a sale to Cypress would avoid the uncertainties of CFIUS approval and the reliance on leveraged bank financing that remains uncommitted to this date.

ISSI's apparently flawed sale process has already cost shareholders at least $19 million via an unnecessary Termination Fee (as defined under the Merger Agreement). We appreciate that you have now begun to engage with Cypress, but we must still point out that, under no circumstances, given the potential for a superior transaction with Cypress, should the Board agree to a revised Merger Agreement with the Consortium that includes a higher Termination Fee, additional management severance or compensation windfalls, or any other term that is not in the interests of all ISSI shareholders. This would serve only to advance the Consortium's interests at the expense of ISSI's shareholders by making it even more expensive for Cypress or another strategic buyer to increase their offer.

Concerns with the Board's Independence and Conflicts of Interest

Cypress' letter has left us quite concerned that certain members of the Board may lack the independence to successfully negotiate a value-maximizing outcome for all shareholders. We therefore demand that the Board immediately form a special committee of independent directors to evaluate the proposal from Cypress and oversee any further negotiations with either Cypress or the Consortium. As you know, three members of the Board, including yourself, Co-Founder and Chairman Jimmy Lee, and Co-Founder and Vice Chairman K.Y. Han, are not independent directors. These non-independent directors may have conflicts of interest given that they own virtually no ISSI common stock and may have different future operating roles depending on whether ISSI is purchased by a strategic or financial buyer. We question their ability to act impartially in the best interests of all shareholders. Therefore, it is critical that these next decisive steps for ISSI be overseen by the independent members of the Board, and that those directors keep in mind that their fiduciary duties are to ISSI shareholders, not to the Consortium, or management, or their fellow Board members. In light of the events to date, it appears likely that your actions will be subject to scrutiny and review in a different forum at a later date, and therefore your strict adherence to both the form and substance of judicious fiduciary oversight is required.

Finally, we would remind the Board that we have nominated five directors for election at the 2015 Annual Meeting, who, if elected, would constitute a majority of the Board. ISSI has not scheduled its 2015 Annual Meeting, but should it become necessary, we are prepared to compel ISSI to hold its 2015 Annual Meeting as soon as possible or undertake a consent solicitation to seek to replace a majority of the current Board.

We expect that you will seize this critical window of opportunity to maximize value for all shareholders. We remain available at your convenience if you would like to discuss any of the points in this letter.

Best Regards,

Managing Member
Starboard Value LP